Exhibit 21.1

Subsidiaries of Allegro MicroSystems, Inc.

Name	State of Other Jurisdiction of Incorporation or Organization
Allegro MicroSystems, LLC	Delaware
Allegro MicroSystems Argentina, S.A.	Argentina
Allegro MicroSystems Argentina S.A. Sucursal Uruguay	Uruguay
Allegro MicroSystems Business Development, Inc.	Delaware
Allegro MicroSystems Europe Limited	United Kingdom
Allegro MicroSystems France SAS	France
Allegro MicroSystems Germany GmbH	Germany
Allegro (Shanghai) Micro Electronics Commercial and Trading Co., Ltd.	China
Allegro MicroSystems Philippines, Inc.	Philippines
Allegro MicroSystems Philippines Realty Inc.	Philippines
LadarSystems, LLC	Wyoming
CrivaSense Technologies SAS	France
Voxtel, LLC	Delaware
Allegro MicroSystems Japan GK	Japan
Allegro MicroSystems Marketing India Private Limited	India
Allegro MicroSystems Ireland Ltd	Ireland